30021 Tomas, Suite 200
Rancho Santa Margarita, CA 92688

August 30, 2006

By facsimile to (202) 772-9368 and U.S. Mail

Edward M. Kelly, Esq.
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549-7010

Re:	RG Global Lifestyles, Inc. Registration Statement on Form SB-2 Filed July 21, 2006 File No. 333-135966

Dear Mr. Kelly:

Please accept this letter as R.G. Global Lifestyles Inc.’s (“Company”) responses to the Securities and Exchange Commission’s (“SEC”) comment letter dated August 15, 2006. We have attached a copy of your letter for convenience.

1. In response to your comment regarding the applicability of Rule 415(a)(1)(i) of Regulation C1 to the Company’s SB-2 shelf registration given the size and nature of the underlying transaction, the Company has reduced the number of shares to be registered for resale by selling stockholders from an aggregate of 11,911,600 to an aggregate of 5,640,000. Currently the Company has 17,650,000 shares of common stock issued and outstanding and therefore the aggregate number of shares to now be registered represents approximately 31% of that figure.

Furthermore, of the 5,640,000 shares of common stock to be registered, 640,000 of this total are warrant shares registered for resale by Ascendiant Securities, LLC, the placement agent for the underlying financing, not the investor group. Therefore, as far as the registration of shares for resale by the investor group for the underlying convertible note financing transaction (there are four individual entities that comprise the investor group, however they are related: AJW Partners, LLC, AJW Offshore, LTD, AJW Qualified Partners, LLC, and New Millenium Capital Partners II, LCC) the Company is registering only 5,000,000 shares of common stock for resale, or approximately 28% of the Company’s issued and outstanding total of common stock.

The Company understands that the SEC is developing concerns over shelf resale registrations that could be construed as indirect public offerings due to their size, and it believes that this revised registration share total alleviates any potential issues the SEC may have had under Rule 415(a)(1)(i) as to the size of the registered share amount for this particular underlying transaction.

Beyond the Company reducing the share amount to be registered, the Company believes strongly that its underlying transaction and accompanying registration statement has complied with current SEC regulations and federal securities laws, and specifically that the registration statement and the nature of the underlying transaction does comply with Rule 415(a)(1)(i) of Regulation C as currently written for the following reasons:

1 Rule 415(a)(1)(i) states: Securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided, that: the registration statement pertains only to: securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.

Edward M. Kelly, Esq.
U.S. Securities and Exchange Commission

Offering is not Akin to Offering by the Company

Unlike a best efforts public offering on behalf of the Company, the Company receives the final tranche, and therefore all of the proceeds, from the purchase and sale of the notes within five days of the effectiveness of the registration statement, regardless of when or if any shares are ultimately issued to or resold by the selling stockholders. In addition, the decision to sell the registered shares rests solely with the selling stockholders, not the Company, or any person or entity acting on behalf of the Company.

Transaction is a Sale of Secured Notes

The primary transaction between the Company and the selling stockholders, who are accredited and/or institutional investors, is the sale of convertible notes in a transaction that satisfies the requirements of Regulation D under the Securities Act of 1933, as amended. In this transaction, the Company sells the notes to the investors in three tranches: the first tranche upon closing of the transaction, the second tranche upon filing the required resale registration statement with the SEC, and the third tranche upon the registration statement being declared effective by the SEC. The Company’s primary obligation is to repay the notes in cash on a monthly basis. Although the selling stockholders generally have a right to convert the notes into shares of common stock under certain circumstances, the notes generally permit the Company to prepay in cash all or a portion of the outstanding principal and accrued and unpaid interest upon certain conditions being met. Accordingly, although it is likely that some or all of the notes will be repaid through the conversion to common stock, there is no assurance that any common stock will be issued to and resold by the selling stockholders.

Further, it is important to note that the investors bear a substantial amount of risk, which risk includes the fact any ultimate proposed resale of the shares of common stock remains subject to numerous factors including, but not limited to, the amount of time for which their investment is at risk (which will depend, in part, upon the Company’s ability to have a registration statement declared effective by the Commission), and the ability to resell the securities in light of their contractual restriction from owning no more than 4.99% of the Company’s outstanding common stock (which will depend, in part, upon the market for the Company’s shares should the notes be repaid, in whole or in part, through the conversion to common stock).

Selling Shareholders are not Affiliates of the Company

The selling stockholders are not affiliates of the Company, in that:

•    they have no ability directly or indirectly to control the actions of the Company either by contract or through management or exercise of voting rights;

•    they do not have any greater access than other shareholders to information about the Company, its operations or financial results; and

30021 Tomas, Rancho Santa Margarita, CA 92614 · Tel: (949) 888 9500 · Fax: (949) 88 9525 · www.rgglife.com

Edward M. Kelly, Esq.
U.S. Securities and Exchange Commission

•    they are contractually restricted from owning more than 4.99% of the Company’s outstanding common stock. It is well settled case law that such restrictions are legally effective to prevent the holder from being considered an affiliate of the issuer pursuant to the beneficial ownership rules set forth in Rule 13d-3 of the Securities Exchange Act of 1934. The Commission has always been a strong supporter of this position, See: Amicus Brf. of Sec. Exc. Comm., in Levy v. Southbrook Int’l., No. 00-7630. Within that Brief we note the discussion cited by the Commission at p.9-10, in reference to the district court case, “The court was confident that Section 16(b) “was not intended to reach this hypothetical investor” because such an interpretation “would extend the statute’s sweep beyond those with insider power and information”(emphasis added). Although the matter at hand does not relate to Section 16(b), the importance of the position that such holders do not possess insider control is equally applicable. Similar case law with respect to the applicability of ownership caps can be found for Rule 13d-3. See e.g. Global Intellicom, Inc. v. Thomson Kernaghan et. al., Fed. Sec. L. Rep. (CCH) 90,534 (U.S.D.Ct S.D.N.Y 1999).

Selling Stockholders are not Underwriters

The nature of the underlying transaction here confirms that the selling stockholders are not underwriters of a public offering for the Company.

Specifically, the selling stockholders are not participating in a distribution of the Company’s securities. As discussed, the Company may, at its option, pay back the convertible notes in cash. This fact raises numerous points. First, no common stock may ever be sold. Second, if any of the notes are converted, the amount of common stock issued via conversion may be minimal, depending on the principal amount converted and the price of the common stock at the time of conversion, but at the maximum will only be 5,000,000 shares of Company common stock or 28% of its total issued and outstanding figure. Finally, the convertible notes mature in two years from date of issuance and are repaid on a monthly basis for those two years, by cash or conversion. Therefore, the selling stockholders are not immediately selling the placement of common stock, one hallmark of an underwritten distribution of securities, and at the most would be potentially selling shares on a rolling basis for a period of two years.

2  Section 2(a)(11) of the Securities Act of 1933 defines an “underwriter” as “any person who (1) has purchased any security from an issuer (a) with a view to offering or selling such security in connection with a distribution, or (b) who offers or sells such security in connection with such distribution; or (2) participates or has a participation in the direct or indirect indemnity of any such undertaking.” Status as an “underwriter” depends on a person’s relationship to a distribution of securities.

The Company understands that SEC Release No. 33-6383 (March 3, 1982) makes clear that there is no “presumptive underwriter” standard under Rule 415 and the SEC's Manual of Publicly Available Phone Interpretations under “D. Rule 415”, interpretation #5 confirms that the analysis of whether a seller will be considered an underwriter is based on the particular facts and circumstances.

30021 Tomas, Rancho Santa Margarita, CA 92614 · Tel: (949) 888 9500 · Fax: (949) 88 9525 · www.rgglife.com

Edward M. Kelly, Esq.
U.S. Securities and Exchange Commission

Public Policy Considerations

We strongly believe that the SEC needs to be mindful of the far-reaching adverse effects that a significant change in the Federal securities laws resulting from an unfavorable conclusion would have on the smallest of public companies. Approximately 55% of all public companies utilizing PIPE’s financing have a market capitalization of less than $50,000,000. Although no statistics are readily available, we believe that the percentage of companies with market capitalizations of less than $10,000,000 is also very significant. Put simply, if the SEC determines that these are primary offerings and therefore not eligible for Rule 415(a)(1)(i) treatment, many smaller companies who are not S-3 eligible will be left with little or no sources of financing, which will likely result in such companies being forced to curtail or completely cease their operations. This would result in a loss of employment for the thousands of individuals working at these companies as well as a potentially complete loss of investment by all pre-exiting investors and public shareholders of these companies - the very people the Commission has a mandate to protect.

This financing was negotiated on an arms-length basis between the Company and the unaffiliated investors. It is highly unlikely that PIPE investors would be willing to provide financing for small companies, if they are not permitted to resell securities they receive on conversion at prices related to the current market. The Company, and companies like it, needs this capital to operate and execute our business vision, and there are no other sources of capital available for us. The PIPE investors are willing to provide the financing, but are only willing to make the investments on terms which make economic sense. The market for initial (or primary) public offerings for small or emerging companies has been virtually non-existent for several years, and the market for PIPE transactions has emerged to fill this void. This is the result of market forces. The PIPE transactions provide these companies with necessary capital in a cost and time efficient manner that does not involve the large initial expenses and long periods of time that were previously invested in many prior proposed public offerings that were never ultimately completed. Accordingly, it would seem contrary to public policy for the Commission to adopt a policy or position that interferes with the free market and market conditions. Public shareholders are not being put at risk or prejudiced because of these financings. Rather, they are given a chance to participate in the possible returns of a company with the resources to continue to exist instead of recognizing another capital loss for their tax returns.

We also believe the SEC needs to consider a wider range of factors when shaping a policy related to the PIPE resale offerings. We do not believe that the Commission should be making a determination or judgment as to how much money a company should be able to raise, which is a by-product of the potential number of shares it can register, based solely upon a company’s current outstanding capital stock or current market capitalization. Often, these factors are not reflective of a company’s value, potential or what a willing purchaser may be willing to pay or purchase. Markets are imperfect. What if a company was raising money for an acquisition of assets that would not immediately be apparent in the company’s market capitalization? The SEC should not turn a blind eye to the potential disruption such a position will cause to the financial markets.

The Company recognizes that abuses exist in the PIPE market and that the Commission can, and in fact should, take steps to address such abuses. But the broad strokes that the Commission seems to be taking are an example of throwing the baby out with the bathwater. The Commission can, and should, address the concerns of abuse, but the solutions should not be so draconian as to create a chilling effect and uncertainty over the only type of financing available to these companies.

30021 Tomas, Rancho Santa Margarita, CA 92614 · Tel: (949) 888 9500 · Fax: (949) 88 9525 · www.rgglife.com

Edward M. Kelly, Esq.
U.S. Securities and Exchange Commission

Conclusion

In light of the foregoing, we do not believe there is any indicia of affiliation between the Company and the selling stockholders, nor is there is any basis under which the selling shareholders in the subject offering can be considered an alter ego of the registrant. Rule 415 (a)(1)(i) clearly permits an offering of securities to be made on a continuous or delayed basis provided that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant. The Commission has always permitted the use of Registration Statements on Form SB-2 for the purpose of conducting or completing an offering to be made on a continuous or delayed pursuant to Rule 415.

For the reasons set forth above, we do not believe there is a basis in current law to deny the registration of the shares of common stock underlying the notes in subject offering, nor do we believe that the transaction being registered in the prospectus constitutes an indirect primary offering, but rather a secondary offering to be made on a resale basis by bona fide selling stockholders, who bear the full economic burden of their investment.

2.	SB-2 revised as called for.

3.	SB-2 revised as called for.

4.	SB-2 clarified as called for.

5.	SB-2 expanded as called for.

6.	SB-2 revised as called for.

7.	SB-2 revised as called for.

8.	SB-2 revised as called for.

9.	SB-2 exhibit list revised as called for.

10.	SB-2 exhibit list added.

30021 Tomas, Rancho Santa Margarita, CA 92614 · Tel: (949) 888 9500 · Fax: (949) 88 9525 · www.rgglife.com

Edward M. Kelly, Esq.
U.S. Securities and Exchange Commission

11.	Exhibits added to SB-2 as requested.

12.	SB-2 revised as called for.

Please feel free to contact Scott Olson at phone (310) 985-1034, facsimile (501) 634-2648, email scottdavidolson@yahoo.com, with any questions.

Sincerely, /s/ Scott Olson, Esq. Scott Olson, Esq. Legal counsel to RG Global Lifestyles, Inc.

30021 Tomas, Rancho Santa Margarita, CA 92614 · Tel: (949) 888 9500 · Fax: (949) 88 9525 · www.rgglife.com